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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response 2.50 SEC FILE NUMBER

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	CUSIP NUMBER

For Period Ended: December 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SKRM INTERACTIVE INC.

Full Name of Registrant

Former Name if Applicable

14553 South 790 West

Address of Principal Executive Office (Street and Number)

Bluffdale, Utah 84065

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

During the fiscal quarter ended December 31, 2007, the Board of Directors of SKRM Interactive Inc. (the “Company”) took action to dismiss the principal independent public accountant of the Company and engage HJ & Associates, LLC as the Company’s s principal independent public accountant. The change of the Company’s principal independent public accountant was reported in a Current Report on Form 8-K filed by the Company with the U.S. Securities & Exchange Commission (the “Commission”) on January 10, 2008, as subsequently amended by Amendments Nos. 1 and 2 to Current Report on Form 8-K/A filed with the Commission on January 25, 2008 and February 1, 2008, respectively.

Due to the change in the Company’s principal independent public accountant, the Company has been unable to complete the financial statements that are required to timely file the Company’s Quarterly Report on Form 10-QSB for the Quarter Ended December 31, 2007 (the “Quarterly Report”) without unreasonable effort or expense. The Company is actively engaged in the process of completing those statements, and currently believes it will be able to complete those statements within a time period that will allow the Company to file the Quarterly Report within the extension period requested hereby.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Pericles P. DeAvila	866	922-9533
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the events identified in Part III above, the Company cannot presently provide a reasonable estimate and comparison of its results of operations at this time.

SKRM Interactive Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 15, 2008	y	/s/ Pericles P. DeAvila
President

This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the Company’s independent investigation and the anticipated timing for the Company’s filing of various reports required pursuant to the Exchange Act. Actual results will vary, and may vary materially, from those expressed in the forward-looking statements, including risks and uncertainties relating to the results of the independent investigation and developments in regulatory and legal guidance regarding the Company’s efforts to restore compliance with the provisions of the Exchange Act. The Company undertakes no obligation to update these forward-looking statements, except as otherwise required by law.